UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

StarTek, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

85569C107

(CUSIP Number)

CSP Alpha Holdings Parent Pte Ltd

160 Robinson Road, #10-01, SBF Center

Singapore, 068914

Attn: Sanjay Chakrabarty

Mukesh Sharda

(65) 6202-4734

with a copy to:

Shearman & Sterling LLP
599 Lexington Avenue

New York, NY 10022
Attn: Scott Petepiece

Roger Morscheiser
+1 (212) 848-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 85569C107	Page 2 of 8 Pages

(1)	Names of Reporting Persons CSP Alpha Holdings Parent Pte Ltd
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO, WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 21,028,218
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 21,028,218
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,028,218
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 52.1%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 85569C107	Page 3 of 8 Pages

(1)	Names of Reporting Persons CSP Alpha Investment LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO, WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 21,028,218
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 21,028,218
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,028,218
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 52.1%
(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 85569C107	Page 4 of 8 Pages

(1)	Names of Reporting Persons CSP Alpha GP Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO, WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 21,028,218
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 21,028,218
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,028,218
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 52.1%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 85569C107	Page 5 of 8 Pages

(1)	Names of Reporting Persons CSP Victory Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO, WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,540,041
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,540,041
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,041
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 3.8%
(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 85569C107	Page 6 of 8 Pages

(1)	Names of Reporting Persons CSP Management Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO, WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 22,568,259
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 22,568,259
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 22,568,259
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 55.9%
(14)	Type of Reporting Person (See Instructions) CO

EXPLANATORY NOTE

This Amendment No. 6 (this “Amendment”) is being jointly filed on behalf of: (a) CSP Alpha Holdings Parent Pte Ltd, a private limited company formed under the laws of Singapore; (b) CSP Alpha Investment LP, a limited partnership formed under the laws of the Cayman Islands; (c) CSP Alpha GP Limited, an exempted limited company formed under the laws of the Cayman Islands; (d) CSP Victory Limited, an exempted limited company formed under the laws of the Cayman Islands; and (e) CSP Management Limited, an exempted limited company formed under the laws of the Cayman Islands (collectively, the “Reporting Persons,” and each a “Reporting Person”), and amends the Statement on Schedule 13D filed on March 23, 2018, as amended by Amendment No. 1 on July 23, 2018, Amendment No. 2 on July 14, 2020, Amendment No. 3 on December 20, 2021, Amendment No. 4 on June 21, 2022, Amendment No. 5 on August 8, 2022 (collectively, including this Amendment, the “Schedule 13D”), which relates to the shares of common stock (the “StarTek Common Stock”), par value $0.01 per share of StarTek, Inc., a Delaware corporation (the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby supplemented and amended to add the information contained in Item 4 of this Amendment, which is incorporated by reference into this Item 3 as if fully set forth herein.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby supplemented and amended to add the following:

On September 19, 2022, CSP Management Limited, on behalf of itself and the other Reporting Persons, submitted a letter (the “Letter”) to the Special Committee of the Board of Directors of the Issuer (the “Special Committee”) to formally withdraw the non-binding proposal submitted to the Board of Directors of the Issuer on December 20, 2021, as revised by a letter to the Special Committee on August 8, 2022, related to the proposed acquisition by the Reporting Persons of all of the shares of StarTek Common Stock not beneficially owned by the Reporting Persons. A copy of the Letter is attached hereto as Exhibit 99.1, and the information in that Letter is incorporated by reference herein.

The Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of numerous factors, including, among other things, the price level and liquidity of the StarTek Common Stock; general market and economic conditions; ongoing evaluation of the Issuer’s and the Reporting Persons’ business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby supplemented and amended to add the information contained in Item 3 and Item 4 of this Amendment, which is incorporated by reference into this Item 6 as if fully set forth herein.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is supplemented and amended to add the following exhibits:

Exhibit No.	Description
Exhibit 99.1	Letter, dated September 19, 2022, from CSP Management Limited to the Special Committee of the Board of Directors of StarTek, Inc.
Exhibit 99.2	Joint Filing Agreement, dated as of September 19, 2022, by and among the Reporting Persons

7

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2022	CSP ALPHA HOLDINGS PARENT PTE LTD

	By:	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty
Director

	By:	/s/ Mukesh Sharda
Mukesh Sharda
Director

CSP ALPHA INVESTMENT LP
By:	CSP Alpha GP Limited, its General Partner

By:	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty
Director

By:	/s/ Mukesh Sharda
Mukesh Sharda
Director

CSP ALPHA GP LIMITED

By:	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty
Director

By:	/s/ Mukesh Sharda
Mukesh Sharda
Director

CSP VICTORY LIMITED

By:	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty
Director

By:	/s/ Mukesh Sharda
Mukesh Sharda
Director

CSP MANAGEMENT LIMITED

By:	/s/ Sanjay Chakrabarty
Sanjay Chakrabarty
Director

By:	/s/ Mukesh Sharda
Mukesh Sharda
Director

[Signature Page to Amendment No. 6 to Schedule 13D]